EXHIBIT G

Form of Notice of Proposed Transactions

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35- ; 70-_____)

Filings Under the Public Utility Holding Company Act of 1935
("Act")

SYSTEM ENERGY RESOURCES, INC.

_______ __, 2003

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ________ _, 2003 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

System Energy Resources, Inc. (70- )

System Energy Resources, Inc. ("System Energy"), 1340 Echelon Parkway, Jackson, Mississippi 39213, an electric utility subsidiary of Entergy Corporation, a registered holding company ("Entergy"), has filed an application-declaration under Sections 6(a) and 7 of the Act.

On December 28, 1988 System Energy sold and leased back from certain trusts acting as lessors ("Lessors"), on a long-term net lease basis, an approximate 11.5% aggregate ownership interest ("Undivided Interests") from its 90% ownership interest in Unit No. 1 of the Grand Gulf Steam Electric Generating Station (nuclear) ("Grand Gulf 1") in two substantially identical, but entirely separate, transactions. The purchase price of the Undivided Interests was $500,000,000, of which approximately $64,898,000 was provided by the equity contributions of two owner participants in the two respective Lessor trusts and approximately $435,102,000 was provided by loans from a group of interim lenders. On April 13, 1989 GG1A Funding Corporation ("Funding Corporation") issued $435,102,000 of Secured Lease Obligation Bonds ("Original Bonds") in an underwritten public offering in two series. The proceeds from the sale of the Original Bonds were applied to refunding of the interim loans. (See HCA Rel. Nos. 24791, dated December 23, 1988, and 24861, dated April 13, 1989.) On January 18, 1994, GG1B Funding Corporation ("New Funding Corporation") issued $435,102,000 million of Secured Lease Obligation Bonds ("Original Refunding Bonds") in an underwritten public offering in two series, consisting of $356,056,000 principal amount due 2011 ("Series 7.43% Bonds") and $79,046,000 principal amount due 2014 ("Series 8.20% Bonds"). The proceeds from the sale of the Original Refunding Bonds were applied to refund the Original Bonds. (See HCA Rel. No. 25974, dated January 14, 1994.)

System Energy now proposes to cause New Funding Corporation or a comparable entity to issue not in excess of $284,756,685 of its Secured Lease Obligation Bonds in one or more separate series ("New Refunding Bonds") through December 31, 2005. The New Refunding Bonds will be issued under the New Funding Corporation's Collateral Trust Indenture dated as of January 1, 1994, as amended ("Indenture"), among New Funding Corporation, System Energy and Deutsche Bank Trust Company Americas, as trustee ("Trustee"), or a comparable instrument in order to refund the Original Refunding Bonds. Alternatively, System Energy proposes to refund the Original Refunding Bonds with interim borrowings obtained from banks or other institutions by either the New Funding Corporation or a similar entity or by the Lessors hereinafter defined ("Interim Borrowings") and to then issue the New Refunding Bonds in order to retire the Interim Borrowings.

Each series of New Refunding Bonds and the Interim Borrowings will have such interest rate, maturity date, redemption and sinking fund provisions, be secured by such means, be sold in such manner and at such price and have such other terms and conditions as shall be determined through negotiation and approved by the Commission. It is expected that the term of the New Refunding Bonds or the Interim Borrowings, if any, will be in excess of 10 years. The New Refunding Bonds will be structured and issued under the documents and pursuant to the procedures applicable to the issuance of the Original Refunding Bonds or comparable documents having similar terms and provisions.

The Interim Borrowings, should they be incurred, may be structured and issued under documents and pursuant to the procedures comparable to those applicable to the issuance of the original interim borrowings.

Should there be no Interim Borrowings, the proceeds of the sale of the New Refunding Bonds will be loaned by the New Funding Corporation or a comparable entity to the Lessors, and the Lessors will issue lessor notes ("Lessor Notes") to the New Funding Corporation or a comparable entity pursuant to the terms of two Trust Indentures, Deeds of Trust, Mortgages, Security Agreements and Assignments of Facility Lease, dated as of December 1, 1988 ("Lease Indentures"), as supplemented and to be supplemented by Lease Indenture Supplements ("Supplemental Lease Indentures"). The Lessors in turn will apply such proceeds to repayment of similar Lessor Notes issued in 1994 to secure the Original Refunding Bonds, and the New Funding Corporation will repay the Original Refunding Bonds with such payments. System Energy is unconditionally obligated to make payments under the Leases of the Undivided Interests ("Leases") in amounts that will be at least sufficient to provide for scheduled payments of the principal of and interest on such Lessor Notes, which amounts, in turn, will be sufficient to provide for scheduled payments of principal and of interest on the New Refunding Bonds when due. Upon refunding of the Original Refunding Bonds, amounts payable by System Energy under the Leases will be adjusted pursuant to the terms of Lease Supplements to be entered into. A similar procedure would apply in the event Interim Borrowings are first used.

Neither the New Refunding Bonds, the associated Lessor Notes nor any Interim Borrowings will be direct obligations of, or guaranteed by, System Energy. However, under certain circumstances System Energy may assume all, or a portion of, the Lessor Notes or the Interim Borrowings. The New Refunding Bonds will be secured by such Lessor Notes, which will be held by the Trustee under the Indenture. Each Lessor Note will be secured by, among other things, (a) a lien on and security interest in the Undivided Interest of the Lessor issuing such Lessor Note and (b) certain of the rights of such Lessor under its Lease with System Energy, including the right to receive the basic rent and certain other amounts payable by System Energy thereunder. Interim Borrowings would be, in all probability, direct obligations of the Lessors, evidenced by Lessor Notes.

As an alternative to using New Refunding Bonds issued by New Funding Corporation or a comparable entity, System Energy may choose to use a trust structure in which one or more pass through trusts would be established to hold the Lessor Notes issued under the Lease Indentures. In lieu of issuing New Refunding Bonds, the trusts would issue certificates evidencing ownership interests in the trusts. If such a structure is used, the debt terms of the New Refunding Bonds described herein would generally be terms of the Lessor Notes and the Lease Indentures.

System Energy states that it will not cause the sale of the New Refunding Bonds or the trust certificates or the making of the Interim Borrowings to enter into refinancing transactions unless (a) the estimated present value savings derived from the net difference between interest payments on a new issue of comparable securities and those securities refunded is, on an after-tax basis, greater than the present value of all redemption and issuing costs, assuming an appropriate discount rate, determined on the basis of the then estimated after-tax cost of capital of Entergy and its subsidiaries, consolidated, or (b) System Energy shall have notified the Commission of the proposed refinancing transaction (including the terms thereof) by post-effective amendment hereto and obtained appropriate supplemental authorization from the Commission to consummate such transaction.

System Energy makes the following additional representations:

  System Energy represents that no securities may be issued in reliance upon the authorization that may be granted by the Commission in accordance with the application-declaration if, as a consequence of such issuance, the common equity component of the capital structure of System Energy would comprise less than 30% of its total capitalization (based on the financial statements filed for the most recent quarterly report on Form 10-Q or annual report on Form 10-K); and
    System Energy represents that no securities may be issued in reliance upon the authorization that may be granted by the Commission in accordance with the application-declaration, unless (1) the security to be issued, if rated, is rated investment grade; (2) all outstanding securities of System Energy that are rated are rated investment grade; and (3) all outstanding securities of Entergy that are rated are rated investment grade (collectively, the "Investment Grade Ratings Criteria"). For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by Moody's Investors Services, Standard & Poor's, Fitch Ratings or any other nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934. System Energy further requests that the Commission reserve jurisdiction over the issuance of any security at any time that one or more of the Investment Grade Ratings Criteria are not satisfied.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz, Secretary